UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 LANDACORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514756105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 514756 10 5            13G                           Page 2 of 5 Pages
--------------------------------------------------------------------------------

(1)   Names of Reporting Persons          Michael S. Miele
      I.R.S. Identification Nos.
      of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                                       (b)
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by
    Each Reporting Person With         (5)  Sole Voting Power:        1,082,165*
                                            ------------------------------------
                                       (6)  Shared Voting Power:         --
                                            ------------------------------------
                                       (7)  Sole Dispositive Power:   1,082,165*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power:    --
                                            ------------------------------------
--------------------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,082,165*
--------------------------------------------------------------------------------
(10)  Check  Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) [   ]
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)           6.9*
--------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions):           IN
--------------------------------------------------------------------------------

*Includes 331,290 shares of common stock, par value $0.001 per share ("Common Stock"), of Landacorp, Inc. issuable upon the exercise of options exercisable within 60 days of December 31, 2002.

CUSIP NO. 514756 10 5                       13G                Page 3 of 5 Pages

Item 1(a)  Name of Issuer:     Landacorp, Inc.
--------------------------------------------------------------------------------

Item 1(b)  Address  of  Issuer's   Principal   Executive  Offices:  4151 Ashford
           Dunwoody Road, Suite 505, Atlanta, Georgia  30319
--------------------------------------------------------------------------------

Item 2(a)  Name of Person Filing:    Michael S. Miele
--------------------------------------------------------------------------------

Item 2(b) Address of Principal Business Office or, if none, Residence: 51 Park Street, Montclair, New Jersey 07042
--------------------------------------------------------------------------------

Item 2(c)  Citizenship:               New Jersey
--------------------------------------------------------------------------------

Item 2(d)  Title of Class of Securities:   Common Stock,  par value  $0.001  per
           share
--------------------------------------------------------------------------------

Item 2(e)  CUSIP No.:            514756105
--------------------------------------------------------------------------------

Item 3.  If  this  statement  is  filed  pursuant   to   Section 240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

         (e) [ ] An   investment  adviser   in   accordance       with   Section
                 240.13d-1(b)(1)(ii)(E);

        (f)  [ ] An  employee benefit  plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

CUSIP NO. 514756 10 5               13G                        Page 4 of 5 Pages

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ] group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)  Amount Beneficially Owned:                  1,082,165*
                                                          ----------

         (b)  Percent of Class:                             6.9*
                                                            ----

         (c)  Number of Shares as to which such person has:

            (i)  sole power to vote or to direct the vote        1,082,165*
                                                                 ----------

           (ii) shared power to vote or to direct the vote    --
                                                             ----

          (iii) sole power to dispose or to direct the disposition of 1,082,165*
                                                                      ----------

           (iv) shared power to dispose or to direct the disposition of  --
                                                                        ----

*Includes 331,290 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of December 31, 2002.

CUSIP NO. 514756 10 5                13G                       Page 5 of 5 Pages

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2003                             /s/Michael S. Miele
                                                     ---------------------------
                                                     Michael S. Miele


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).